UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 04, 2025

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

 Directorate Change dated 31 January 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 04, 2025

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: February 04, 2025

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

31 January 2025

Barclays PLC

and

Barclays Bank PLC

Board Changes

Barclays PLC and Barclays Bank PLC (together, "Barclays") announce the following board and committee changes as part of Barclays' longer term succession planning:

Barclays announces that Diane Schueneman is to retire as a non-executive director from the Barclays boards, and from the board of Barclays Execution Services Limited ("BX"1) where she also holds the role of Chair of the BX board, and as a member of the Barclays' Boards Audit and Nominations Committees, in each case with effect from 31 January 2025. Ms Schueneman will continue to serve as a non-executive director on the board of Barclays US LLC and as a member of its board risk committee.

Barclays is pleased to announce that Brian Shea has agreed to assume the role of Chair of the BX board with effect from 1 February 2025. Mr Shea joined the boards of Barclays and BX in July 2024. He has deep experience in financial services, including in the areas of operations, technology and transformation, and US regulation, developed during his executive and non-executive career which extends to over 40 years in the financial services industry, making him well placed to take up this additional role.

The Board is grateful to Ms Schueneman for the significant contribution she has made to Barclays during her tenure, and for her continued role on one of the Barclays Group's important subsidiary boards.

Additionally, Barclays announces that Nigel Higgins, Group Chairman, has been appointed as a member of the Barclays' Board Remuneration Committees with effect from 31 January 2025. Mr Higgins regularly attended meetings of these Committees during 2024.

……….

1 BX is the Group-wide service company providing technology, operations and functional services to businesses across the Barclays Group.

- ENDS -

For further information, please contact:

Investor Relations                                           Media Relations

Marina Shchukina                                           Jon Tracey

+44 (0) 20 7116 2526                                     +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leader in global finance.  We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and a strong, specialist US consumer bank.  Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays.com